January 10, 2012

Mr. Michael R. Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Old National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 8, 2011

File No. 001-15817

Dear Mr. Clampitt:

This is to confirm my conversation with Michael Johnson requesting additional time through January 27, 2012 to respond to your comment letter dated December 29, 2011. We appreciate your consideration. If you have any questions, please contact me at 812-465-0109.

Very truly yours,

OLD NATIONAL BANCORP

/s/ Scott J. Evernham
Scott J. Evernham
Vice President
Assistant General Counsel